July 17, 2009

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spheric Technologies, Inc.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-154274

Dear Ms. Long:

We have reviewed your July 9, 2009 comment letter (the “Comment Letter”) regarding the Amendment No. 5 to the registration statement on Form S-1 (the “S-1”) of Spheric Technology, Inc. (the “Registrant”) filed on June 26, 2009. On behalf of the Registrant, we submit this response letter along with Amendment No. 6 to the S-1. The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Risk Factors. page 3

Our auditors have expressed a going concern opinion, page 3

1.	You refer to the progress through the development stage to early operating stage and lack of revenue. Please clarify this statement given your continued identification as a development stage company in your March 31, 2009 interim financial statements.

In response to the Staff’s comment, we have removed the reference to “early operating stage” from page 3.

Description of Business, page 19

Sales Agency Agreement, page 20

2.	You indicate that you had annual purchases of $114,998 at December 31, 2008. Reconcile this statement to your audited financial statements which indicates you had zero revenues during 2008 and $104,764 revenues in 2007. In this regard, we note that you only had inventory parts on your balance sheet as of December 31, 2008.

In response to the Staff’s comment, we have expanded the disclosure on page 20 of the S-1 to indicate that these purchases were made as additions to our fixed assets and inventory and as research and development expenses.

3.

We note the disclosure in the second paragraph that the unfulfilled purchase order will be fulfilled in the second and third quarters of 2009. We also note that you previously disclosed that you had fulfilled this order at the end of the first quarter of 2009, but that technical issues caused you to restart the fulfillment of this order in the second quarter of 2009. Please explain how this delay has impacted your purchase obligations under the agreement, including the right of Syno-Therm to terminate the agreement. In addition, please explain the disclosure in the second sentence that you have met the minimum purchase requirement for the first year of the agreement. Finally, please add risk factor disclosure regarding your ability to meet these purchase obligations under the agreement.

In response to the Staff’s comment, we have revised the disclosure on page 20 of the S-1 and the risk factor on page 4 of the S-1. Delays in the fulfillment of this order were due to the failure of furnaces to operate as specified at the time of the order and were therefore the sole responsibility of Syno-Therm. As the delay in the fulfillment of the order were solely the responsibility of Syno-Therm, Syno-Therm has agreed that the 2008 minimums have been met with this order despite its delayed fulfillment, and had previously extended the Sales Agency Agreement as being in force until December 14, 2010 based on this order. This agreed-upon extension is based on Syno-Therm having received total orders from us for the year 2008 of $337,098.

4.	We note the disclosure in the second paragraph that the agreement is in force until December 15, 2009. Please reconcile with section 4 of the agreement.

In response to the Staff’s comment, we have revised the disclosure accordingly on page 20 of the S-1.

5.	We note the disclosure in the third paragraph that you will use $275,000 of the proceeds of your offering to purchase one furnace. We also note the disclosure in the “Use of Proceeds” section on page 16 that indicates you will use $600,000 of the proceeds of your offering to purchase two furnaces. Please reconcile.

In response to the Staff’s comment, we have revised the disclosure on page 20 of the S-1 to agree with the disclosure in the “Use of Proceeds” section in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results from Operations, page 29

6.	We note that you had technical issues associated with the performance of the furnaces placed into service in the first quarter of 2009. You further indicate that the issues were based on the performance of insulation and refractory materials supplied to Syno-Therm by third parties. You indicate that the fulfillment of this purchase order has restarted in the second quarter of 2009 and you expect that this order will be completely fulfilled in the second and third quarters of 2009. Please expand your disclosures to indicate the current status of these furnaces and why it will take you almost two quarters to fulfill the order. Further explain why you would have warranty issues associated with the equipment if the issues were based on the performance of insulation and refractory materials supplied by third parties.

In response to the Staff’s comment, we have revised the disclosure on page 29 of the S-1 to disclose that, in relation to the outstanding purchase order, as of June 30, 2009, we have delivered two furnaces to the customer at a price of $18,000 each, and two additional furnaces are at our facility in inventory and undergoing final testing. The original insulation and refractory materials supplied with the furnaces to Syno-Therm by third parties caused technical problems, and the period between the original projected delivery date of March 2009 and the revised delivery date of the end of the second quarter has been utilized in sourcing, purchasing and testing satisfactory new materials in order to complete the original order. During the first quarter of 2009, our customer saw potential demand for furnaces that were air-cooled rather than water-cooled during operation. As water-cooled furnaces had not been delivered against the original purchase order, we were able to work with our supplier to produce a prototype of an air-cooled furnace for potential delivery against the outstanding purchase order. This prototype has been successfully tested to the customer’s requirements, and multiple units will be ready for shipment in the third quarter of 2009. The remaining amount of $259,000 of furnaces on the original purchase order will be fulfilled from these air-cooled units and from the two furnaces that we have in inventory. We do not have warranty issues at this time because the non-performing furnaces were never delivered to our customer.

Liquidity and Capital Resources, page 33

7.	We note that as an incentive to exercise the warrants, Mr. Hines, your president, transferred a warrant, with an exercise price of $1.00 per share, from his personal holdings to replace every warrant exercised by such shareholders. Please discuss this transaction in your interim financial statements and clarify how you accounted for this transfer. Refer to SAB Topic 5T.

In response to the Staff’s comment, we have revised the disclosure on page 34 of the S-1. The issue of an officer transferring warrants, shares or options to others is covered under SAB Topic 5T. The guidance is to value the transaction at fair value, then charge the related expense or the relief of debt against the additional paid in capital created by the officer’s transfer of warrants, shares or options. However, in this matter, the existing shareholders were given an incentive to exercise warrants obtained when purchasing stock units, a different fact sequence than is stated in Topic 5T. The charge would be to reduce paid in capital by an amount equal to the increase. Hence, there would be no effect on the financial statements for this transaction. In our opinion, the current disclosure of the transaction does make the action of the officer transparent to the users of the financial statements.

Recent Equity Transactions, page 37

8.	We have read your response to comment three from our letter dated May 7, 2009 as well as the disclosures your have provided regarding how you determined the fair value of each equity instrument at each grant date within the Recent Equity Transactions beginning on page 37. Given your initial discussions with your underwriters in February 2008 and your subsequent discussion through your October 2008 filing of your registration statement offering securities at $6.00 per share, please tell us how you determined that the fair value of your common stock has remained $1 per share. Specifically, please disclose how you determined the fair value of your equity instruments issued after October 2008 through your latest equity transaction disclosed in your filing. Please specifically address the following:

•

You indicate that when you agreed to a target price of $6.00 per share with Midtown Partners in February 2008 you had not yet reached several of the milestones that both parties considered important in supporting the $6.00 target price. Please expand your disclosures to identify those milestones and when you reached those milestones. In light of the timing of those milestones, provide further support of the deemed fair value of your equity instruments issued subsequent to accomplishing those milestones.

•	Given the fact that you filed your registration statement in October 2008, please support the deemed fair value of $1.00 per share of your common stock used in determining the $88,875 and $87,570 fair value for each of the 150,000 warrant issuances with a $3.00 exercise price in November and December 2008 as disclosed on pages F-11 and F-29. In this regard, your statement, “We believe that these warrant transactions were at an above fair market value, as they were issued as an incentive in securing operating capital loans to the company that would be paid in full with competitive interest,” does not provide support for the deemed fair value of the common stock underlying these warrants. Further, we also note that your bridge financing was with related parties.

•

Your discussion of your issuance of the 66,000 warrants with an exercise price of $3.00 and the 10,000 warrants with an exercise price of $2.50 does not address the continued use of a $1.00 deemed fair value of your common stock underlying the warrants used in determining the respective fair values as presented on page F-11. Please revise your disclosures accordingly.

•	As discussed on page F-27, disclose the date(s) you granted the 64,000 options and how you determined the appropriateness of the $1.00 market share value in your Black-Sholes model.

•

Please ensure your response and disclosures identify the timing of specific events and/or circumstances supporting changes or the lack of change in management’s deemed fair value of your common stock underlying your equity issuances. As previously requested, please expand your MD&A disclosures to provide a reconciliation of the fair value of your common stock as reflected in your historical financial statements to your anticipated IPO price of $6.00 per share. In this regard, we note your response to prior comment three discusses why you believe your anticipated IP0 price of $6.00 per share is supportable; however we are asking you to comprehensively support the deemed fair value of your common stock underlying your equity instruments issued prior to your IPO.

In response to the Staff’s comment, we have revised the disclosure beginning on page 37 of the S-1 accordingly, including the addition of a table detailing the grant date and amount of all option issuances, a listing of milestones and the dates such milestones were achieved and additional support for the values used in our computations.

Our last sale of stock for cash was in July 2008 for $1.00 per share. Subsequent to July 2008, we were unable to move forward with our efforts to generate revenue or obtain additional permanent financing. Our management believed that, in September 2008, when issuing stock in exchange for services, the market value of $1.00 per share was appropriate to value the shares in exchange for services worth $25,000 because our status had not changed to a material degree in that three month period. In November and December 2008, when issuing instruments that included both debt and equity, we believed that the $1.00 per share fair value estimate was still reasonable for the same reason. That fair value was included in the computation of the debt and equity elements of the financial instruments. The valuation yielded an effective interest rate of approximately 16% on the related debt and that appeared reasonable, giving support to our estimate of the value of the common stock.

We were relatively stable and operationally static throughout 2008, with no revenue and no significant operational milestones reached until late in the year. We believe using the $1.00 per share valuation from June 2008 through February 2009 is appropriate. Subsequent to December 2008, we did obtain customer orders and did establish other viable sales leads. Coupled with the proposed additional funds to be raised by the offering, we and the underwriters agreed that the $6.00 per share price was a reasonable starting point in planning the future of the Company.

The strike prices we set on the warrants issued with the debt in 2008 and 2009 were set at $3.00 per share. Those strike prices, attached to the debt instruments are subjective and not an estimate of the market price, as the debt has to be paid regardless of any changes in the stock price. The warrants to purchase 376,000 shares of common stock were issued as an additional inducement to make the loans. The warrants to purchase 10,000 shares of common stock issued in exchange for services in February 2009 were given a strike price of $2.50 per share. Our goal was to set a price above the market price, which was still estimated to be $1.00 per share. While there are no objective measures available, the relatively small size of that grant makes any change in estimated fair value relatively small. In a like manner, the relatively small size of the options to purchase 12,5000 shares of common stock issued in December 2008 with an exercise price of $1.00 per share makes any change in estimated fair value relatively small as well.

The Company is aware this is a very subjective issue. However, due to the relatively small number of shares involved in the debt issuance and option issuances and the lack of any contrary market evidence, we believe the transactions to be fairly stated.

Cash Flows, page 38

Cash Flow for the Quarters Ended March 31 2009 and 2008, page 38

9.	Please more comprehensively explain the $57,942 net change in assets and liabilities in MD&A.

In response to the Staff’s comment, we have expanded the disclosure on page 38 of the S-1 to indicate that the components of the $57,942 amount include the increase in accounts payable and accrued expenses of accounts payable by $81,663, the increase of accounts receivable by $(28,492), and the expense of prepaid expenses of $4,771.

Interest of Named Experts and Counsel Page 62

10.	We note your reference to the fact that the March 31, 2009 and 2008 interim financial statements have been reviewed by Farber Hass Hurley LLP. Please provide their review report in the registration statement or delete your reference to such review. If you include the review report, then you must also revise your disclosures to clarify, as required by AU Section 711.09, that this review report is not a “report” or “parr of the registration statement within the meaning of sections 7 and 11 of the Securities Act of 1933.

In response to the Staff’s comment, we have deleted the reference to the review of the March 31, 2009 and 2008 interim financial statements on page 62 of the S-1.

Financial Statements

Condensed Statement of Operations, page F-2 and F-16

11.	As indicated on page 3 of your filing, we note that you recognized $28,493 of process development services revenues. Please expand your disclosures to provide your revenue recognition policy for those services.

In response to the Staff’s comment, we note that there were no changes to the Company’s revenue recognition policy during the quarter ended March 31, 2009, and that the Company’s policy of recognizing revenue in accordance with SAB 104 is fully disclosed in the notes to the December 31, 2008 financial statements. The revenue generated in the first quarter had no multi-deliverables, warranty or contingencies.

12.	It appears that you do not allocate depreciation and amortization to costs of revenue. In this regard, please revise your presentation on the face of your statements of operations and throughout the filing to comply with SAB Topic 11:B.

In response to the Staff’s comment, we have reviewed our allocation of depreciation and amortization to costs of revenue with regard to SAB 11:B. We found that, while a portion of depreciation and amortization should have been a part of cost of revenue, the amount was less than $2,000, which was immaterial to the financial statements. We will correct this allocation prospectively on future filings.

Sincerely,

/s/ Christian J. Hoffmann III
Christian J. Hoffmann III

cc:	Joseph Hines